SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.

(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 5610001 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

On October 19, 2017, Magal Security Systems Ltd. (“we,” or the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 17 Altalef Street, Industrial Zone, Yehud, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	Re-election of Messrs. Beck, Ben-Haim, Berman and Bigger as directors of the Company for a term to expire at the 2018 annual general meeting;

(2)	Re-election of Mr. Moshe Tsabari as an external director for a three year term; and

(3)	Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

Only shareholders of record as of the close of business on September 18, 2017 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2017
MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Saar Koursh
Saar Koursh
Chief Executive Officer